Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is a transcript of an interview first made available on March 16, 2022.

Artificial Moon Satellites Past Present and Future with Marc Bell of Terran Orbital

Wed, 3/16

SUMMARY KEYWORDS

satellites, earth, building, space, observation, orbit, orbital, sats, objects, cosmic, called, world, years, technology, cube, terran, planet, constellation, synthetic aperture radar, united states

James Maynard

Welcome back to the Cosmic companion. This week we will get satellites, the artificial moons orbiting the Earth as well as other worlds. We can explore the history of satellites, look into how we all depend on these devices and glimpse the future of these technological marvels as we explore beyond our own planet. Later on, we're going to talk with Marc Bell, CEO of Terran Orbital about small sat technology and the future of satellites. In 1957, half of the top 10 most popular television series were westerns, telling largely one sided tales of the westward expansion of European settlers into native lands. Movies of the year included Invasion of the Saucer Man, and Robot versus the Aztec mummy, a classic, you gotta see it. At the time, the idea of an artificial moon orbiting Earth was pure science fiction. The Cold War raged as the United States and the Soviet Union raced to place the first artificial moon in orbit around the Earth. On the fourth of October 1957, Sputnik roared into space and into the American psyche. This success came earlier than US officials expected and Sputnik was significantly more massive than thought possible. The launch signaled the Soviet Union was a match to the United States in both technology as well as military prowess. Driven by orders from President Eisenhower, the United States placed Explorer 1 into orbit on the 31st of January of the following year, flying higher than Sputnik for significantly longer time than its predecessor. This mission became the first major triumph of the US space program. Taking place a few months before the founding of NASA, Explorer 1 was also the first observatory in space studying the Earth as well as the Sun. A little over three months later, the first communication satellite Telstar 1 roared into orbit. On the first of April 1960, TIROS 1 became the first weather observation satellite, developed in part by the fledgling federal agencies, NASA and NOAA. The atmosphere of Earth typically blocks most of the X ray radiation from space from reaching this surface of our planet. However, many powerful events happening among the stars radiate brightest on the nice wavelengths of electromagnetic radiation. To see these events, astronomers launched the first X ray telescope into orbit above the earth during the closing weeks of 1970.

James Maynard

Now today, the exact number of satellites orbiting Earth is uncertain, but roughly 6500 recorded in 2021 by the Union of Concerned Scientists, just over half of these are currently active. More than half of the active satellites in operation today are dedicated to communication. About one in four set their sights to the observation of Earth. Smaller numbers contribute to technology demonstrations and tests, as well as astronomy and Earth Science. Now, the other half the satellites orbiting Earth, the defunct ones we remember them right? Can pose significant hazards to both crewed as well as robotic missions, as well as playing havoc with astronomers’ views of distant targets. And for every satellite, alive or dead, there are 1000s of additional pieces of smaller bits of space junk, soaring around the Earth. These include flecks of paint, small pieces of hardware, and the occasional bag of frozen urine whipping around it 29,000 kilometers per hour or about 18,000 miles per hour, nearly six times faster than the world's fastest fighter jet (we think). You do not want to be hit by one of those.

Video Interlude

Looking deep into the universe we see backwards in time, and the oldest light in the universe holds secrets to how everything around us will one day end. Meanwhile, stars, planets and galaxies dance and an intricate ballet, occasionally giving birth to life. We are a fledgling species, just beginning to visit other worlds. We are a way for the universe to understand itself, that cosmic companion strives to bring the universe down to earth, and we depend on your help to make it happen. For information on subscriptions and ways to donate to this program, please visit thecosmiccompanion.net. Thank you.

James Maynard

Today, our modern civilization relies on satellites to power our phones, coordinate transportation and provide some of our best looks at the cosmos around us, including the world on which nearly all of us live. Recent developments include small SATs, satellites smaller than a typical refrigerator, sometimes much smaller. One class of small SATs are CubeSats, cubical nano satellites just 10 centimeters or about four inches on a side. These systems can be held in one hand, it can be easily joined together into larger units. We talked with Marc Bell, CEO of Terran Orbital about this and his mission to develop this next generation of satellites.

James Maynard

This week on the cosmic companion, we are happy to be joined by Marc Bell. He is CEO of Terran Orbital. He designs and manufactures many satellites, which could just revolutionize things in the years to come. Welcome to the show, Marc.

Marc Bell

Thank you for having me today.

James Maynard

So can you give us just a real first glance, what is Terran Orbital and what is it that you hope to accomplish?

Marc Bell

So Terran orbital is one of the largest manufacturers of small SATs here in the United States. We are a one stop shop, we design, build, manufacture, do launch integration and mission support after it's in orbit. We have two sides to the business. One is our manufacturing side, which we call satellite solutions. And the other side is mission solutions where we build satellites that we own.

James Maynard

That's very cool. So for those who may not know about mini satellites, what are the advantage of them? What can they do? What is a mini satellite Marc?

Marc Bell

Yeah, the reality is everything's changing. With your iPhone today having as much computing power as the space shuttle did years ago, you know, you're able to do things in a much smaller cost effective form factor. And so it's now making it cost effective to do lots of things from low Earth orbit that you just couldn't do before.

James Maynard

And how does that compare to like the cube sats that some people may know, you know, four and a half inches on the side.

08:44

So we were the inventors of the CubeSat. So one of our companies, Tyvak was founded by Dr. Jordi Puig-Suari. And he was the co-inventor of the CubeSat with Bob Twigs. So we are the pioneers in this industry. And we've gone from the CubeSat, the small cube to now much larger satellites, at almost the same price point.

James Maynard

That's amazing. And yeah, they seem to have another thing now where you know, if you've seen the Astro bees aboard aboard the International Space Station, these little, you know, almost CubeSat looking AI powered systems that the astronauts are using is just this pretty amazing.

Marc Bell

There's so much you're able to do in this small form factor. And with us, we started with the cubes. Then we went to three, what's called a 3U is three cubes together. Then a 6U which is six cubes together, but now we're building things the size of small refrigerators. Our average satellite now is about 350 kilograms, where it was just a couple of kilograms when we first started. And so you know, on one hand, they've gotten bigger, but the power and the technology has gotten so advanced we can now replace what was done before in geosynchronous orbit.

James Maynard

It's that's incredible. And you mentioned phones and how everything is, you know, become smaller. And it's a natural progression through electronics, you know, that are smaller, cheaper. And so how is your technology and your research feeding off of advances in consumer popular electronics and feeding back into that?

Marc Bell

You know, the great thing about building satellites like we do now is that we're able to build design, build and launch a satellite, while the current version of the iPhone still exists, where it used to take five to 10 years, as you know, design, build, launch a satellite, and cost sometimes billions of dollars. Now, its millions of dollars, and we could do it very quickly. So the technology is always current. And the great part about LEO is, you know, on one hand, they only last five years, because they're not radiation hardened. So eventually, they'll burn out would burn up, burn out and then burn up in the atmosphere. But we're constantly replenishing constellations, with the most modern technology, so you never go obsolete. It's guaranteed non-obsolescence.

James Maynard

And so how about you? What, what got you into this field?

Marc Bell

Yeah, as a kid, I always wanted to be an astronaut. I was always I became a Star Trek, Star Trek fan when I was 10 years old. It's always just, you know, the whole idea of getting in this industry, I always found exciting. About 25 years ago, I had the opportunity at a company called Globex, we were building one of the original parts of the original Internet backbone. We had ran 20,000 miles around the world, the fiber, but we couldn't reach everywhere. So we decided to reach Eastern Europe with satellites. We started building ground stations throughout Eastern Europe. And we built a company called Netsat Express. And that was my first entry into the satellite industry. And I've been addicted ever since.

James Maynard

That's fabulous. And so you folks are building the world's most advanced Earth observation constellation. Tell us about that.

Marc Bell

That's correct. We're building a constellation which we called PredaSar. So think of Predator and synthetic aperture radar. But it's more than that. If you think of Earth observation 1.0 its electro-optical imaging, people were you know, you can see in Google Earth your house on a clear, sunny day, but it has to be Sun has to be out can’t be cloudy, not at night. Now you had Software Defined synthetic aperture radar, we could see through clouds, we could see at night, Earth observation 2.0 is how we refer to it. Now Earth observation 3.0 is where you take optical imaging, and synthetic aperture radar and merge them together. And that's what we're doing. So think of it as 24 hour persistent coverage of anywhere on the Earth, no matter what the weather is, or time of day.

James Maynard

That's cool. So what is synthetic aperture radar, it's the basics of it.

Marc Bell

Synthetic aperture radar is basically bouncing a, a radar image off the earth, a beam off the earth. And we're using that then a computer then to take that data and create a digital image of what it saw. So we whereas a camera you can't tell depth, we can tell depth of an object, we could tell what the objects made of, because we know the chemical composition. Because just like the old school TVs with the rabbit ears, you get to see you could see through object objects, if you know the, if you know the waveform of that object.

James Maynard

Fabulous! And so building constellations is now being done not only by you, but by several other organizations. And so now we're entering an era when we have tens of thousands, perhaps soon more than 100,000 objects in space, how do we manage all that traffic?

Marc Bell

So you know, we call that space situational awareness to manage the traffic. But if you think about it, you have you know, 60% of the Earth is covered by water 40% by land, you have 3.2 billion cars to drive around every day on that land. And you have very little why on earth being the higher your Burj Khalifa being the tallest building about 2000 feet of Y. In space, you have 43,000 miles of Y, you have a lot of space in space. But you need traffic management, you have a lot of objects today. You have a lot of debris that's now happening today. And so the government's doing a very good job of building programs to track these objects. And satellites are becoming smart enough that they can move out of the way of debris on their own. Similar to how you're caught you try to steer your car out of the way to avoid an accident, but it does it all automatically.

James Maynard

How do you see many satellites operating and assisting people as we move out into beyond the cradle of the earth?

Marc Bell

You know, you now you're able to do 5g from state space to imagine cellular all over the planet, Internet of Things, internet all over the planet, you know, it is knowing more about our planet, global warming, you know, be able to control global warming better to help find everything from indigenous tribes in the rainforest of Brazil, to watching the ice melts in the ocean. And there's lots of things we can do to make the planet a better place and more sustainable place using Earth observation.

James Maynard

That’s fabulous. And so what finally what's what is next for Terran Orbital?

Marc Bell

You know, we're in the middle now of going public through a SPAC. We’re merging into a company called Tailwind Two Acquisition, which is TWNT on the New York Stock Exchange, it will become Terran Orbital, hopefully later this quarter. So we're very excited about that. And we're gonna be building the world's largest satellite assembly facility in Florida. It'll be able to produce over 1000 satellites a year, it'll be over 600,000 square foot facility. And we're very excited about that. A lot of exciting things going on around here.

James Maynard

That's great. Well, thanks so much for being on the show, Marc. It was great talking with you.

Marc Bell

Thank you very much for having me. I look forward to being here again soon.

James Maynard

Right. And that was Marc Bell, CEO of Terran Orbital.

James Maynard

In addition to whipping around the Earth satellites, also found around the moon, Mars and other worlds. As a human race reaches out to other worlds, satellites will become increasingly essential to our day to day living. Like people on earth today's settlers on the Moon or Mars will depend on satellites to operate communications, observations and transportation systems. In the early years of interplanetary habitation outposts will also rely upon regular supply missions from earth to maintain their most basic needs. These robotic deliveries are likely to be directed and guided by satellites in and beyond the orbit of Earth. At space is hard and crew some explorers setting out into the final frontier will depend on the proper functioning of satellites where every day survival. Spacecraft bringing crews between human outposts and space will need to have robust communication systems. These are going to depend on satellites around the Earth, Moon, Mars and beyond. Satellites, once regarded as artificial moons are an essential tool to realizing the next stage in the human saga. Living permanently beyond the Earth. You can watch every episode of his show at the cosmiccompanion.tv. What? you have something better to do. Please subscribe, follow and share this show with your friends. And for any of you out there celebrating it this week. Happy St. Patrick's Day. So join us next week starting on the 22nd when we talk about the future of music and space with Doc Helvering host of The Daily Dot here's wishing you all out there clear skies.

About Tailwind Two Acquisition Corp.

Tailwind Two is a blank check company “for founders, by founders” – formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more founder-led businesses in a sector being disrupted by technological change. Tailwind Two’s management team and directors have invested extensively in founder-run businesses, with notable success in the space industry. Tailwind Two is led by Chairman Philip Krim, and Co-Chief Executive Officers Chris Hollod and Matt Eby. In addition to the members of its management team and board of directors, Tailwind Two has assembled an Advisory Board that will help position Tailwind Two as the value-add partner of choice for today’s leading entrepreneurs.

About Terran Orbital

Terran Orbital Corporation is a leading vertically integrated provider of end-to-end satellite solutions. Terran Orbital combines satellite design, production, launch planning, mission operations and in-orbit support to meet the needs of the most demanding military, civil and commercial customers. In addition, Terran Orbital is developing one of the largest, most advanced NextGen Earth Observation constellations to provide persistent, real-time earth imagery. Learn more at www.terranorbital.com.

Important Information and Where to Find It

In connection with the proposed business combination with Terran Orbital, Tailwind Two filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (as amended or supplemented through the date hereof, the "Registration Statement") containing a definitive proxy statement/prospectus (the "Proxy Statement/Prospectus"). The Registration Statement has been declared effective by the SEC and has been mailed to Tailwind Two's shareholders. This communication does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read the Proxy Statement/Prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. Shareholders will also be able to obtain copies of the Proxy Statement/Prospectus and other documents filed with the SEC, without charge at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the Proxy Statement/Prospectus. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the Proxy Statement/Prospectus.

Non-Solicitation

This communication and any oral statements made in connection with this communication shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this communication constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and you must make your own decisions and perform your own independent investment and analysis of the potential transactions.

Special Note Regarding Forward-Looking Statements

This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements; Market Ranking and Other Industry Data" in the Proxy Statement/Prospectus. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this communication. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.